Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-118113 and 333-196274 on Form S-8 and Registration Statement Nos. 333-230954 and 333-231085 of Form S-3 of our reports dated March 2, 2020, relating to the consolidated financial statements of Vector Group Ltd. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the Company’s adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers and Accounting Standards Update 2016-02, Leases) and the effectiveness of the Company's internal control over financial reporting appearing in this Annual Report on Form 10-K of Vector Group Ltd. and subsidiaries for the year ended December 31, 2019.

/s/ Deloitte & Touche LLP

Miami, Florida

March 2, 2020